Mail Stop 4561

June 22, 2006

By U.S. Mail and Facsimile to (973) 694-3114

Mr. Donald S. Hom
Chief Financial Officer
Lincoln Park Bancorp
31 Boonton Turnpike
Lincoln Park, New Jersey 07035

>   **Re: Lincoln Park Bancorp**
>   **Form 10-KSB for Fiscal Year Ended December 31, 2005**
>   **Filed March 31, 2006**
>   **File No. 000-51078**

Dear Mr. Hom:

We have reviewed your filing and have the following comment. We have limited our review to only the issue raised in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Note 1: Summary of Significant Accounting Policies
Net Income per Share, page 24

1. You disclose on page 2 that in connection with your reorganization on December 16, 2004, you sold 851,690 shares of your common stock to the public and issued 999,810 shares of your common stock to your mutual holding company parent. We note that you have calculated net income per common share as if all of the shares issued on December 16, 2004, were outstanding during the entire year. Paragraph 59 of SFAS 128 provides guidance for reorganization situations and

states that EPS computations shall be based on an analysis of the particular transaction and the provisions of the standard. Based on your specific facts and circumstances, it appears that your reorganization represents both the issuance of new shares to the public and a change in capital structure similar to that of a stock dividend or stock split. Paragraph 54 of SFAS 128 provides that computations of basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect changes in capital structure. Please revise your calculation of EPS to compute the weighted average shares outstanding as follows:

- Include the 851,690 shares issued to the public in your weighted-average calculation only from the date such shares were issued; and

- Include the 999,810 shares issued to your mutual holding company parent in your weighted-average calculation as if outstanding for all periods presented.

*   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with drafts of your intended revisions prior to filing an amendment. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Margaret Fitzgerald, Staff Accountant, at (202) 551-3556 or me at (202) 551-3426 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Angela Connell
                                        Senior Accountant